December 14, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (212) 838-9190

Mr. Donald A. Wojnowski, Jr.
Chief Executive Officer
Empire Financial Holding Company
2170 West State Road 434 – Suite 100
Longwood, Florida 32779

> **Re:**   **Empire Financial Holding Company**
> **Amendment Number Two to Registration Statement on Form S-3**
> **Filed on November 29, 2006**
> **File Number 333-136822**
> **Form 10-KSB for December 31, 2004 and December 31, 2005**
> **File Number 001-31292**
> **Form 10-QSB for the quarters ending**
> **June 30, 2005 and 2006 and September 30, 2006**

Dear Mr. Wojnowski:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
<u>General</u>

1. We note you have stated that you will file an amended December 31, 2005 10-KSB related to certain issues raised during the comment process. Please tell us when you plan to file your amendment.

Mr. Donald A. Wojnowski, Jr.
Empire Financial Holding Company
December 14, 2006
Page 2

Form 10-QSB for Fiscal Quarter Ended June 30, 2005
Note 5: Equity and Stock Option Transaction, page 8

2.   Please refer to comment 5 in your response letter dated November 28, 2006
        regarding your stock option grant. Please revise your financial statements to
        disclose the current and past methodologies, if different, used to determine the fair
        value of your stock on the option grant date.

Form 10-KSB for Fiscal Year Ended December 31, 2005 and Filed on August 18, 2006
Note 10: Equity, page F-20

3.   Please refer to comment 12 in your response letter dated November 28, 2006.
        Please tell us who the related parties were in the May 20, 2005 and November 30,
        2005 transactions and their relationship to the company. Please tell us how you
        analyzed the transaction under APB 25 to determine if you were required to
        record compensation expense. If you believe compensation expense should have
        been recorded, please revise your financial statements to correct for this error.
        Otherwise, please tell us how you determined that APB 25 is not applicable
        and/or no compensation expense was incurred and tell us the accounting guidance
        on which you rely upon for that determination.

Form 10-QSB for Fiscal Quarter Ended September 30, 2006
Consolidated Statement of Cash Flows, page 6

4.   We note you continue to present cash flows associated with overdrafts as an
        operating activity in the statement of cash flows. Please revise future filings to
        present these cash flows as a financing activity.

Note 4: Marketable Securities Owned, at Market Value, page 9

5.   Please revise future filings here or in the MD&A to:

        a. discuss why the employees were required to reimburse the Company for
            trading losses incurred by them and whether all employees are required to
            reimburse the Company for trading losses;

        b. disclose whether the employees are still employed by the Company; and

        c. disclose all arrangements with the employees, contractual or otherwise,
            related to called marketable securities that were securing the previous demand
            notes receivable.

Note 7: Notes Payable, page 10

6.   Please tell us how you accounted for the $3,174,000 in convertible notes payable
        with contingent warrants issued from August 17, 2006 to September 30, 2006.
        Please:

        a. provide us example journal entries;
        b. provide us supporting calculations for the amounts recorded;
        c. tell us and revise future filings to disclose if you have recorded any amount
            related to beneficial conversion features;
        d. tell us and revise future filings to disclose if you accounted for transactions
            with employees differently than transactions with non-employees;
        e. tell us and revise future filings to disclose how you considered the contingent
            nature of the warrants in your accounting determinations;
        f. tell us and revise future filings to disclose what happens if you do not issue
            the warrants;
        g. tell us and revise future filings to disclose the status of your application to the
            American Stock Exchange for listing approval;
        h. tell us the authoritative literature upon which you relied; and
        i. tell us revise future filings to briefly disclose how you considered EITF 98-5,
            EITF 00-27 and SFAS 123(R) in your accounting determinations.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Michael Volley at (202) 551-3437 or Kevin W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Geishecker at (202) 551-3422 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Stephen A. Zelnick, Esq.
        Virginia Tillyard, Esq.
        Morse, Zelnick, Rose & Lander, LLP
        405 Park Avenue
        New York, NY 10022